UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             Software Artistry Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    834028102
                         ------------------------------
                                 (CUSIP Number)


                           Christopher R. Stone, Esq.
     c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 1, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 834028102                                             2  OF  10  PAGES
         -----------                                           ---    ----
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mt. Everest Fund, L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
                                0
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                411,900 shares
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                411,900 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        411,900 shares

------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.04%

------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        PN
------- ------------------------------------------------------------------------





                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 834028102                                             3  OF  10  PAGES
         -----------                                           ---    ----
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mt. Everest QP Fund, L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
                                0
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                411,900 shares
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                411,900 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        411,900 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.04%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *
        PN

------- ------------------------------------------------------------------------







                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 834028102                                             4  OF  10  PAGES
         -----------                                           ---    ----
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Greenberg - Summit Partners, L.L.C.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
                                0
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                411,900 shares
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                411,900 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        411,900 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.04%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *
        PN

------- ------------------------------------------------------------------------





                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 834028102                                             5  OF  10  PAGES
         -----------                                           ---    ----
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lawrence D. Greenberg
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
                                0
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                411,900 shares
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                411,900 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        411,900 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.04%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *
        IN

------- ------------------------------------------------------------------------






                                                             -------------------
                                                                6  OF  10  PAGES
                                                               ---    ----
                                                             -------------------
ITEM 1.     SECURITY AND ISSUER:
            -------------------

         This statement relates to the Common Stock, no par value per share (the "Shares"), of Software Artistry Inc., an Indiana corporation (the "Issuer"). The address of the Issuer's principal executive offices is 9449 Priority Way West Dr., Indianapolis, IN 46240.

ITEM 2.     IDENTITY AND BACKGROUND:
            -----------------------

         (a) This statement is being filed by the following  Reporting Persons :
Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P, Greenberg-Summit Partners, L.L.C., and Lawrence D. Greenberg.

         (b) The address of the principal business office of Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P., Greenberg-Summit Partners, L.L.C. and Lawrence
D. Greenberg is 600 Atlantic Avenue, Suite 2800, Boston MA 02210.

         (c) The  jurisdiction of organization  for Mt. Everest Fund,  L.P., Mt.
Everest QP Fund, L.P., and Greenberg-Summit Partners, L.L.C. is Delaware. Lawrence D. Greenberg is a citizen of the United States of America.

         (d) The principal business of Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P. is to make equity investments. The principal business of Greenberg-Summit Partners, L.L.C. is to act as general partners of Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P. The principal occupation of Lawrence D. Greenberg is his activities on behalf of the above-described entities.

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
            -------------------------------------------------

         On July 1, 1997, Mt. Everest Fund, L.P. acquired 3,400 shares of Common Stock of the Issuer for a total purchase price of $54,825. The working capital of Mt. Everest Fund, L.P. was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On July 1, 1997, Mt. Everest QP Fund, L.P. acquired 6,600 shares of Common Stock of the Issuer for a total purchase price of $106,425. The working capital of Mt. Everest QP Fund, L.P. was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.     PURPOSE OF TRANSACTION:
            ----------------------

         Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P. acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P. may dispose of or acquire additional securities of the Issuer. None of the Reporting Persons has any present plans which relate to or would result in:






                                                             -------------------
                                                                7  OF  10  PAGES
                                                               ---    ----
                                                             -------------------

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:
            ----------------------------------------

      (a) As of July 1, 1997, Mt. Everest Fund, L.P. was the record owner of 118,700 shares of Common Stock of the Issuer. As of July 1, 1997, Mt. Everest QP Fund, L.P. was the record owner of 225,800 shares of Common Stock of the Issuer. As of July 14, 1997, Mt. Everest Fund, L.P. was the record owner of 141,700 shares of Common Stock of the Issuer. As of July 14, 1997, Mt. Everest QP Fund, L.P. was the record owner of 270,200 shares of Common Stock of the Issuer. The shares held of record by Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P. are referred to herein collectively as the "Record Shares." By virtue of the affiliate relationships among the entities, each Entity may be deemed to own beneficially all the Record Shares. Hence, each Entity may be deemed to own 411,900 shares of Common Stock. In its capacity as sole General Partner of each of Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P., Greenberg-Summit Partners, L.L.C. may be deemed to own beneficially 411,900 shares of Common Stock. In his capacity as managing member of Greenberg-Summit Partners, L.L.C., Lawrence D. Greenberg may be deemed to own beneficially 411,900 shares of Common Stock.

      Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of Software Artistry Inc., except in the case of Mt. Everest Fund, L.P. for the 141,700 shares which it holds of record, and in the case of Mt. Everest QP Fund, L.P. for the 270,200 shares which it holds of record.

      (b) Number of Shares as to which each such person has

          (i)   Sole power to vote or direct the vote:








                                                             -------------------
                                                                8  OF  10  PAGES
                                                               ---    ----
                                                             -------------------
                0 shares for each Reporting Person;

          (ii)  Shared power to vote or direct the vote:

                Mt.  Everest Fund,  L.P.:  411,900  shares Mt.  Everest QP Fund,
                L.P.: 411,900 shares Greenberg-Summit Partners, L.L.C.: 411,900 shares Lawrence D. Greenberg: 411,900 shares

          (iii) Sole power to dispose or to direct the disposition:

                0 shares for each Reporting Person;

          (iv)  Shared power to dispose or to direct the disposition:

                Mt.  Everest Fund,  L.P.:  411,900  shares Mt.  Everest QP Fund,
                L.P.: 411,900 shares Greenberg-Summit Partners, L.L.C.: 411,900 shares Lawrence D. Greenberg: 411,900 shares

      (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

      (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER:
           ---------------------------

      Not Applicable

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS:
           --------------------------------

      Exhibit 1 Agreement regarding filing of joint Schedule 13D.







                                                             -------------------
                                                                9  OF  10  PAGES
                                                               ---    ----
                                                             -------------------
                                  SCHEDULE 13D


SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 1997             MT. EVEREST FUND, L.P.

                                  By: GREENBERG SUMMIT PARTNERS, L.L.C.


                                  By: LAWRENCE D. GREENBERG, its managing member

                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------


                                  MT. EVEREST QP FUND, L.P.

                                  By: GREENBERG SUMMIT PARTNERS, L.L.C.


                                  By: LAWRENCE D. GREENBERG, its managing member

                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------



                                  GREENBERG SUMMIT PARTNERS, L.L.C.

                                  By: Lawrence D. Greenberg, its managing member

                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------


                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------
                                  Lawrence D. Greenberg







                                                             -------------------
                                                               10  OF  10  PAGES
                                                              ----    ----
                                                             -------------------

                                                                       Exhibit 1
                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Software Artistry Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 16th day of July, 1997.

                                  MT. EVEREST FUND, L.P.

                                  By: GREENBERG SUMMIT PARTNERS, L.L.C.


                                  By: LAWRENCE D. GREENBERG, its managing member

                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------


                                  MT. EVEREST QP FUND, L.P.

                                  By: GREENBERG SUMMIT PARTNERS, L.L.C.


                                  By: LAWRENCE D. GREENBERG, its managing member

                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------



                                  GREENBERG SUMMIT PARTNERS, L.L.C.

                                  By: Lawrence D. Greenberg, its managing member

                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------


                                      /s/ Lawrence D. Greenberg
                                  ---------------------------------
                                  Lawrence D. Greenberg